March 15, 2016

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asset Management Fund; File Nos. 002-78808 and 811-03541

Dear Sir/Madam:

On behalf of Asset Management Fund, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 75 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add a new series, LongCap Value Fund.

If you have any questions, please contact the undersigned at (312) 609-7753.

Very truly yours, /s/ John S. Marten

JSM/gk